

Mail Stop 4628

September 29, 2016

Suneetha Nandana Silva Sudusinghe
Chief Executive Officer
Geant Corp.
Kiranthidiya road 114
Beruwala, Sri Lanka 12070

   Re: **Geant Corp.**
       Amendment No. 1 to Registration Statement on Form S-1
       Filed September 21, 2016
       File No. 333-213009

Dear Mr. Sudusinghe:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2016 letter.

General

1. We note your response to our prior comment 2 that you will clarify the statements that "[a]ll accepted subscriptions are irrevocable, even if you subsequently learn information about us that you consider to be materially unfavorable" do not limit investors' rights to seek remedies under Section 5 of the Securities Act of 1933 in cases of material omissions or misstatements in this registration statement. However, these statements remain on your prospectus cover page, page 7, and page 20 without clarification. Please revise.

Risk Factors, page 9

2.   We note your disclosure at page 6 that the Hollander beater machine "can produce about 40-50 sheets of paper per day." We also note that, at page 26, your potential customers include wholesale purchasers and your statement that "we arranged on a wholesale exchange, for the most part, so we will have capacity to offer our item for extensive organizations in huge amount." Please provide a risk factor regarding the limited daily production of the Hollander beater machine on your business plan or advise.

Report of Independent Registered Certified Public Accounting Firm, page F-1

3.   We note that the date of the audit report issued by George Stewart, CPA for the year ended May 31, 2016 changed from August 8, 2016 to July 15, 2016. Please confirm to us that George Stewart, CPA issued you a new opinion dated July 15, 2016, and briefly tell us why the opinion date was revised.

Item 16. Exhibits, page 49

4.   Please update your exhibit index to specify with which filing any exhibits have been "previously filed."

        You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3745 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources

cc: Diane J. Harrison
        Harrison Law, P.A.